Consolidated Financial Statements

Consolidated Statement of Income

						For the nine
(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					months ended
	July 31,	April 30,	January 31,	October 31,	July 31,	July 31,	July 31,
	2006	2006	2006	2005	2005	2006	2005
							Restated
		Restated (See Note 2)					(See Note 2)
Interest, Dividend and Fee Income
Loans	$2,664	$2,340	$2,242	$2,098	$1,989	$7,246	$5,630
Securities	587	473	509	457	484	1,569	1,373
Deposits with banks	216	172	167	164	170	555	442

	3,467	2,985	2,918	2,719	2,643	9,370	7,445

Interest Expense
Deposits	1,536	1,308	1,213	1,074	961	4,057	2,629
Subordinated debt	43	41	42	47	56	126	155
Preferred shares and capital trust securities	24	25	25	25	21	74	72
Other liabilities	630	498	456	379	391	1,584	996

	2,233	1,872	1,736	1,525	1,429	5,841	3,852

Net Interest Income	1,234	1,113	1,182	1,194	1,214	3,529	3,593
Provision for credit losses (Note 3)	42	66	52	57	73	160	122

Net Interest Income After Provision for Credit Losses	1,192	1,047	1,130	1,137	1,141	3,369	3,471

Non-Interest Revenue
Securities commissions and fees	260	292	252	272	255	804	820
Deposit and payment service charges	187	179	180	187	188	546	547
Trading revenues	163	180	221	169	83	564	244
Lending fees	92	77	78	76	89	247	237
Card fees	106	94	91	60	98	291	274
Investment management and custodial fees	77	69	76	77	79	222	228
Mutual fund revenues	128	126	115	116	113	369	321
Securitization revenues	21	4	20	34	26	45	79
Underwriting and advisory fees	92	113	98	101	92	303	256
Investment securities gains	51	30	18	79	37	99	86
Foreign exchange, other than trading	47	49	43	48	42	139	132
Insurance income	58	51	46	38	44	155	124
Other	54	96	61	169	51	211	278

	1,336	1,360	1,299	1,426	1,197	3,995	3,626

Net Interest Income and Non-Interest Revenue	2,528	2,407	2,429	2,563	2,338	7,364	7,097

Non-Interest Expense
Employee compensation (Notes 2 and 6)	958	932	1,000	952	923	2,890	2,799
Premises and equipment	299	296	288	334	315	883	930
Amortization of intangible assets	10	12	11	22	24	33	72
Travel and business development	64	63	50	69	68	177	178
Communications	36	31	25	33	29	92	89
Business and capital taxes	23	25	27	28	29	75	79
Professional fees	65	72	58	65	58	195	178
Other	145	129	121	123	123	395	381

Total Non-Interest Expense	1,600	1,560	1,580	1,626	1,569	4,740	4,706

Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	928	847	849	937	769	2,624	2,391
Income taxes (Note 2)	199	177	224	257	208	600	617

	729	670	625	680	561	2,024	1,774
Non-controlling interest in subsidiaries	19	19	19	16	14	57	42

Net Income	$710	$651	$606	$664	$547	$1,967	$1,732

Preferred share dividends	$6	$8	$8	$8	$6	$22	$22
Net income available to common shareholders	$704	$643	$598	$656	$541	$1,945	$1,710
Average common shares (in thousands)	500,762	502,502	501,374	500,383	499,152	501,536	499,951
Average diluted common shares (in thousands)	509,991	512,743	511,600	510,378	509,384	511,513	510,858

Earnings Per Share (Canadian $)
Basic	$1.41	$1.28	$1.19	$1.31	$1.08	$3.88	$3.42
Diluted	1.38	1.25	1.17	1.28	1.07	3.80	3.35
Dividends Declared Per Common Share	0.62	0.53	0.49	0.49	0.46	1.64	1.36

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

24   BMO Financial Group Third Quarter Report 2006

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	July 31,	April 30,	January 31,	October 31,	July 31,
	2006	2006	2006	2005	2005
		Restated (See Note 2)
Assets

Cash Resources	$20,160	$19,560	$19,933	$20,721	$20,402

Securities
Investment	12,784	13,075	12,032	12,936	14,175
Trading (Note 2)	45,455	44,079	48,074	44,087	42,709
Loan substitutes	11	11	11	11	11

	58,250	57,165	60,117	57,034	56,895

Loans
Residential mortgages	63,591	63,055	62,652	60,871	59,737
Consumer instalment and other personal	29,693	28,873	28,206	27,929	27,241
Credit cards	5,049	4,874	4,709	4,648	4,717
Businesses and governments	53,433	52,121	48,289	47,803	48,181
Securities borrowed or purchased under resale agreements	31,865	33,116	29,853	28,280	27,259

	183,631	182,039	173,709	169,531	167,135
Customers’ liability under acceptances	7,369	6,639	5,988	5,934	5,683
Allowance for credit losses (Note 3)	(1,107)	(1,117)	(1,115)	(1,128)	(1,200)

	189,893	187,561	178,582	174,337	171,618

Other Assets
Derivative financial instruments	32,247	31,523	30,664	31,517	26,174
Premises and equipment	1,942	1,841	1,818	1,847	1,863
Goodwill	1,104	1,098	1,109	1,091	1,604
Intangible assets	163	172	186	196	426
Other (Note 2)	7,850	7,387	6,814	7,119	7,077

	43,306	42,021	40,591	41,770	37,144

Total Assets	$311,609	$306,307	$299,223	$293,862	$286,059

Liabilities and Shareholders’ Equity

Deposits
Banks	$26,362	$23,394	$25,940	$25,473	$25,265
Businesses and governments	99,821	94,234	90,783	92,437	87,462
Individuals	75,911	76,860	76,536	75,883	76,023

	202,094	194,488	193,259	193,793	188,750

Other Liabilities
Derivative financial instruments	31,418	30,413	28,810	28,868	24,972
Acceptances	7,369	6,639	5,988	5,934	5,683
Securities sold but not yet purchased	14,271	15,653	14,161	16,142	14,703
Securities lent or sold under repurchase agreements	28,148	31,467	31,005	22,657	26,159
Other (Note 2)	9,277	8,647	7,800	8,557	7,527

	90,483	92,819	87,764	82,158	79,044

Subordinated Debt (Note 7)	2,729	3,025	2,456	2,469	3,099

Preferred Share Liability (Note 8)	450	450	450	450	450

Capital Trust Securities	1,150	1,150	1,150	1,150	1,150

Shareholders’ Equity
Share capital (Note 8)	4,765	4,741	4,716	4,618	4,585
Contributed surplus (Note 2)	47	45	43	35	33
Net unrealized foreign exchange loss	(762)	(806)	(740)	(612)	(483)
Retained earnings	10,653	10,395	10,125	9,801	9,431

	14,703	14,375	14,144	13,842	13,566

Total Liabilities and Shareholders’ Equity	$311,609	$306,307	$299,223	$293,862	$286,059

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.
BMO Financial Group Third Quarter Report 2006   25

Consolidated Financial Statements

Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31,	July 31,	July 31,	July 31,
	2006	2005	2006	2005
		Restated		Restated
		(See Note 2)		(See Note 2)
Preferred Shares
Balance at beginning of period	$596	$596	$596	$596

Balance at End of Period	596	596	596	596

Common Shares
Balance at beginning of period	4,145	3,916	4,022	3,857
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	22	18	62	53
Issued under the Stock Option Plan	24	62	126	125
Issued on the exchange of shares of a subsidiary corporation	—	—	—	2
Repurchased for cancellation (Note 8)	(22)	(7)	(41)	(48)

Balance at End of Period	4,169	3,989	4,169	3,989

Contributed Surplus
Balance at beginning of period	45	31	35	10
Cumulative impact of adopting new accounting requirements for Stock-Based Compensation (Note 2)	—	—	—	12

	45	31	35	22
Stock option expense	2	2	12	11

Balance at End of Period	47	33	47	33

Net Unrealized Foreign Exchange Loss
Balance at beginning of period	(806)	(380)	(612)	(497)
Unrealized gain (loss) on translation of net investments in foreign operations	124	(280)	(400)	37
Hedging gain (loss)	(121)	270	383	(37)
Income taxes	41	(93)	(133)	14

Balance at End of Period	(762)	(483)	(762)	(483)

Retained Earnings
Balance at beginning of period	10,395	9,161	9,801	8,773
Cumulative impact of adopting new accounting requirements for Variable Interest Entities, net of applicable income taxes (Note 2)	—	—	—	(42)
Cumulative impact of adopting new accounting requirements for Stock-Based Compensation, net of applicable income taxes (Note 2)	—	—	—	(35)

	10,395	9,161	9,801	8,696
Net income	710	547	1,967	1,732
Dividends — Preferred shares	(6)	(6)	(22)	(22)
— Common shares	(310)	(230)	(822)	(680)
Common shares repurchased for cancellation (Note 8)	(136)	(41)	(271)	(295)

Balance at End of Period	10,653	9,431	10,653	9,431

Total Shareholders’ Equity	$14,703	$13,566	$14,703	$13,566

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

26	BMO Financial Group Third Quarter Report 2006

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31,	July 31,	July 31,	July 31,
	2006	2005	2006	2005
		Restated		Restated
		(See Note 2)		(See Note 2)
Cash Flows from Operating Activities
Net income	$710	$547	$1,967	$1,732
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of investment securities	1	—	9	7
Net gain on investment securities	(52)	(37)	(108)	(93)
Net (increase) in trading securities	(1,104)	(268)	(2,073)	(7,809)
Provision for credit losses	42	73	160	122
Gain on sale of securitized loans (Note 4)	(13)	(16)	(25)	(58)
Change in derivative financial instruments
(Increase) in derivative asset	(719)	(3,497)	(1,418)	(1,404)
Increase in derivative liability	974	3,555	3,277	1,718
Amortization of premises and equipment	88	99	265	284
Amortization of intangible assets	10	24	33	72
Future income tax benefit	(69)	(73)	(68)	(40)
Net increase (decrease) in current income taxes	359	68	124	(276)
Change in accrued interest
(Increase) in interest receivable	(121)	(16)	(159)	(167)
Increase in interest payable	106	—	96	84
Changes in other items and accruals, net	1,106	685	1,044	626

Net Cash Provided by (Used in) Operating Activities	1,318	1,144	3,124	(5,202)

Cash Flows from Financing Activities
Net increase in deposits	6,367	516	10,849	12,789
Net increase (decrease) in securities sold but not yet purchased	(1,417)	1,054	(1,853)	4,234
Net increase (decrease) in securities lent or sold under repurchase agreements	(3,484)	(2,149)	6,142	4,697
Net increase (decrease) in liabilities of subsidiaries	(369)	(460)	354	37
Repayment of subordinated debt (Note 7)	(300)	(300)	(425)	(300)
Proceeds from issuance of subordinated debt (Note 7)	—	—	700	1,000
Proceeds from issuance of common shares	46	80	188	178
Common shares repurchased for cancellation (Note 8)	(158)	(48)	(312)	(343)
Dividends paid	(316)	(236)	(844)	(702)

Net Cash Provided by (Used in) Financing Activities	369	(1,543)	14,799	21,590

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(175)	113	716	(2,560)
Purchases of investment securities	(4,947)	(3,635)	(11,322)	(11,957)
Maturities of investment securities	3,509	1,856	6,878	5,716
Proceeds from sales of investment securities	1,871	2,915	4,263	7,292
Net (increase) in loans, customers’ liability under acceptances and loan substitute securities	(4,113)	(4,925)	(16,153)	(12,254)
Proceeds from securitization of loans (Note 4)	978	759	2,753	2,197
Net (increase) decrease in securities borrowed or purchased under resale agreements	1,400	3,810	(4,067)	(4,468)
Proceeds from sales of land and buildings	—	—	—	148
Premises and equipment — net purchases	(181)	(111)	(379)	(250)
Acquisitions (Note 5)	—	—	(76)	(194)

Net Cash Provided by (Used in) Investing Activities	(1,658)	782	(17,387)	(16,330)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	23	(34)	(146)	174

Net Increase in Cash and Cash Equivalents	52	349	390	232
Cash and Cash Equivalents at Beginning of Period	2,750	2,489	2,412	2,606

Cash and Cash Equivalents at End of Period	$2,802	$2,838	$2,802	$2,838

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2006	27

Notes to Consolidated Financial Statements

For the nine months ended July 31, 2006 (Unaudited)

Note 1     Basis of Presentation

These consolidated financial statements should be read in conjunction with the notes to our consolidated financial statements for the year ended October 31, 2005 as set out on pages 96 to 133 of our 2005 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2005, except as described in Note 2.

Note 2     Changes in Accounting Policy

Settlement Date Accounting
During the quarter ended July 31, 2006, we changed our accounting policy for securities transactions from the trade date basis of accounting to the settlement date basis of accounting for the Consolidated Balance Sheet.
We have restated prior periods’ financial statements for this change. The impact of this change in accounting policy on the current and prior periods is as follows:

(Canadian $ in millions)	As at
	July 31,	April 30,	January 31,	October 31,	July 31,
	2006	2006	2006	2005	2005
Increase (decrease)
Consolidated Balance Sheet
Securities — trading	$(1,008)	$(1,771)	$(1,570)	$(222)	$(437)
Other assets	(4,051)	(4,296)	(4,930)	(3,423)	(3,863)
Other liabilities	(5,059)	(6,067)	(6,500)	(3,645)	(4,300)

Stock-Based Compensation
During the quarter ended July 31, 2006, we adopted the Canadian Institute of Chartered Accountants’ (“CICA”) new accounting requirements on stock-based compensation. The new rules require that stock-based compensation granted to employees eligible to retire should be expensed at the time of grant. Previously, we amortized the cost over the vesting period.

We have restated prior periods’ financial statements for this change. The impact of this change in accounting policy on the current and prior periods is as follows:

(Canadian $ in millions)	For the three months ended					For the nine months ended
	July 31,	April 30,	January 31,	October 31,	July 31,	July 31,	July 31,
	2006	2006	2006	2005	2005	2006	2005
Increase (decrease) in net income
Consolidated Statement of Income
Employee compensation	$11	$11	$(35)	$10	$10	$(13)	$(15)
Income taxes	(3)	(4)	11	(3)	(4)	4	4

Net income	$8	$7	$(24)	$7	$6	$(9)	$(11)

(Canadian $ in millions)	As at
	July 31,	April 30,	January 31,	October 31,	July 31,
	2006	2006	2006	2005	2005
Increase (decrease)
Consolidated Balance Sheet
Other assets	$(30)	$(36)	$(42)	$(25)	$(30)
Other liabilities	1	1	1	(1)	1
Contributed surplus	17	19	20	15	15

Variable Interest Entities
On November 1, 2004, we adopted the CICA new accounting requirements on the consolidation of variable interest entities (“VIEs”). As a result, we consolidated our customer securitization vehicles as of November 1, 2004. The impact on our Consolidated Balance Sheet on November 1, 2004 was an increase in other assets of $21,160 million, a decrease in derivative financial instrument assets of $67 million, an increase in other liabilities of $21,150 million, a decrease in derivative financial instrument liabilities of $15 million and a decrease in opening retained earnings of $42 million.

The impact on opening retained earnings arose because interest rate swaps held by our VIEs to hedge their exposure to interest rate risk did not qualify for hedge accounting prior to consolidation. Since the new rules required us to reflect the results of the consolidated VIEs as if they had always been consolidated, without restatement of prior periods, the amount of mark-to-market losses prior to November 1, 2004 was recognized through our opening retained earnings. These derivatives qualified for hedge accounting while the VIEs were consolidated.
On April 29, 2005, we completed the restructuring of our customer securitization VIEs and as a result they no longer met the criteria for consolidation. The impact on the Consolidated Statement of Income
28     BMO Financial Group Third Quarter Report 2006

of deconsolidating these entities on April 29, 2005, was an increase in non-interest revenue, other, of $44 million, an increase in income taxes of $7 million and an increase in net income of $37 million, representing the reversal of the unamortized mark-to-market losses on swaps that had been charged against retained earnings.

Our involvement with these and other VIEs is summarized in Note 8 to our consolidated financial statements for the year ended October 31, 2005, as set out on pages 105 and 106 of our 2005 Annual Report.

Note 3     Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at July 31, 2006 and July 31, 2005 there was no allowance for credit losses related to other credit instruments included in other liabilities.

A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)	For the three months ended						For the nine months ended
	Specific allowance		General allowance		Total		Specific allowance		General allowance		Total
	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Balance at beginning of period	$178	$254	$939	$983	$1,117	$1,237	$169	$298	$959	$1,010	$1,128	$1,308
Provision for credit losses	42	73	—	—	42	73	160	162	—	(40)	160	122
Recoveries	33	21	—	—	33	21	88	52	—	—	88	52
Write-offs	(90)	(115)	—	—	(90)	(115)	(252)	(294)	—	—	(252)	(294)
Foreign exchange and other	1	(5)	4	(11)	5	(16)	(1)	10	(16)	2	(17)	12

Balance at end of period	$164	$228	$943	$972	$1,107	$1,200	$164	$228	$943	$972	$1,107	$1,200

Note 4     Securitization

During the quarter ended July 31, 2006, we securitized residential mortgages totalling $1,000 million for total cash proceeds of $978 million ($2,804 million and $2,753 million respectively, for the nine months ended July 31, 2006). The key weighted average assumptions used to value the deferred purchase price for these securitizations was an average term of 4.9 years, a prepayment rate of 9.0%, an interest rate of 5.15% and a discount rate of 4.75% (4.6 years and 9.46%, 4.88% and 4.33% respectively, for the nine months ended July 31, 2006). There were no expected credit losses as the mortgages are guaranteed by third parties. We retained responsibility for servicing these mortgages. We recorded $3 million of gains in non-interest revenue, securitization revenues, $31 million of deferred purchase price in other assets and $8 million of servicing liability in other liabilities related to the securitization of those loans ($7 million loss, $81 million and $21 million respectively, for the nine months ended July 31, 2006).

In addition, gains on sales of loans sold to all revolving securitization vehicles were $10 million for the quarter ended July 31, 2006 (gains of $32 million for the nine months ended July 31, 2006).

Note 5     Acquisitions

bcpbank Canada
On August 3, 2006, we announced that we signed an agreement to purchase bcpbank Canada, a full-service chartered bank, for total cash consideration of approximately $41 million. The acquisition of bcpbank Canada is subject to regulatory approval and is expected to close during the quarter ended January 31, 2007, at which time it will be recorded in our consolidated financial statements as the acquisition of a business.
Villa Park Trust and Savings Bank
On December 1, 2005, we completed the acquisition of Chicago-based Villa Park Trust and Savings Bank (“Villa Park”), a community bank, for total cash consideration of $76 million. The results of Villa Park’s operations have been included in our consolidated financial statements since that date. The acquisition of Villa Park provides us with the opportunity to expand our banking services in the Chicago, Illinois market. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. Villa Park is part of our Personal and Commercial Client Group — Chicagoland Banking reporting segment.
The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)	Villa Park
Cash resources	$16
Securities	54
Loans	247
Premises and equipment	5
Goodwill	44
Core deposit intangible asset	7
Other assets	4

Total assets	377

Deposits	296
Other liabilities	5

Total liabilities	301

Purchase price	$76

The purchase price allocation is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

During the quarter ended January 31, 2005, we acquired Mercantile Bancorp, Inc., a community bank, for total cash consideration of $194 million.

BMO Financial Group Third Quarter Report 2006     29

Notes to Consolidated Financial Statements

Note 6     Employee Compensation

Stock Options
During the nine months ended July 31, 2006, we granted a total of 1,390,700 stock options. The weighted-average fair value of these options was $10.17 per option and was determined using a trinomial option pricing model, based on the following weighted-average assumptions:

For stock options granted during the nine months ended July 31, 2006
Expected dividend yield	3.1%
Expected share price volatility	20.2%
Risk-free rate of return	4.0%
Expected period until exercise	7.2 years

Pension and Other Employee Future Benefit Expenses
We recorded pension and other employee future benefit expenses as follows:

(Canadian $ in millions)	Pension benefit plans		Other employee future benefit plans
	For the three months ended		For the three months ended
	July 31, 2006	July 31, 2005	July 31, 2006	July 31, 2005
Benefits earned by employees	$34	$32	$4	$5
Interest cost on accrued benefit liability	51	51	13	11
Actuarial loss recognized in expense	20	17	5	2
Amortization of plan amendment costs	1	1	(2)	(1)
Expected return on plan assets	(63)	(58)	(2)	(2)

Benefits expense	43	43	18	15
Canada and Quebec pension plan expense	13	12	—	—
Defined contribution expense	2	2	—	—

Total pension and other employee future benefit expenses	$58	$57	$18	$15

(Canadian $ in millions)	Pension benefit plans		Other employee future benefit plans
	For the nine months ended		For the nine months ended
	July 31, 2006	July 31, 2005	July 31, 2006	July 31, 2005
Benefits earned by employees	$103	$94	$14	$13
Interest cost on accrued benefit liability	155	152	35	33
Actuarial loss recognized in expense	62	50	12	8
Amortization of plan amendment costs	4	3	(4)	(4)
Expected return on plan assets	(189)	(172)	(4)	(4)

Benefits expense	135	127	53	46
Canada and Quebec pension plan expense	41	38	—	—
Defined contribution expense	8	8	—	—

Total pension and other employee future benefit expenses	$184	$173	$53	$46

30     BMO Financial Group Third Quarter Report 2006

Note 7     Subordinated Debt
On May 9, 2006, we redeemed all of our 8.15% Debentures, Series 21, due 2011, totalling $300 million. The debentures were redeemed at a redemption price of 100 per cent of the principal amount plus unpaid accrued interest to the redemption date.
On April 21, 2006, we issued $700 million of subordinated debt under our Canadian Medium-Term Note Program. The issue, Series D Medium-Term Notes, First Tranche, is due April 2021. Interest on this issue is payable semi-annually at a fixed rate of 5.10% until April 21, 2016, and at a floating rate equal to the rate on three month Bankers’ Acceptances plus 1.00%, paid quarterly, thereafter to maturity.
On March 14, 2006, we redeemed all of our 7.40% Debentures, Series 19, due 2011, totalling $125 million. The debentures were redeemed at a redemption price of 100 per cent of the principal amount plus unpaid accrued interest to the redemption date.
Note 8     Share Capital
During the quarter ended July 31, 2006, we repurchased 2,544,900 common shares at an average cost of $61.90 per share, totalling $158 million. During the quarter ended July 31, 2005, we repurchased 842,200 common shares at an average cost of $56.26 per share, totalling $48 million. During the nine months ended July 31, 2006, we repurchased 4,944,400 common shares at an average cost of $63.13 per share, totalling $312 million. During the nine months ended July 31, 2005, we repurchased 6,141,500 common shares at an average cost of $55.81 per share, totalling $343 million.
There have been 5,760,700 common shares repurchased under the existing normal-course issuer bid that expires on September 5, 2006 and pursuant to which we are permitted to repurchase up to 15,000,000 common shares. Subsequent to the quarter end, our Board of Directors authorized a new normal-course issuer bid, subject to the approval of the Toronto Stock Exchange, to repurchase for cancellation up to a further 15,000,000 common shares.

Share Capital Outstanding (a)

(Canadian $ in millions, except as noted)	July 31, 2006
		Principal
	Number	Amount	Convertible into...
Preferred Shares — classified as liabilities
Class B — Series 4	8,000,000	$200	common shares (b)
Class B — Series 6	10,000,000	250	common shares (b)

Preferred Shares — classified as liabilities		450

Preferred Shares — classified as equity
Class B — Series 5	8,000,000	200	—
Class B — Series 10 (c)	12,000,000	396	common shares (b)

Preferred Shares — classified as equity		596

Common Shares	500,107,064	4,169	—

Total outstanding share capital — classified as equity		$4,765

Stock options issued under stock option plan		n/a	24,453,880 common shares

(a)	For additional information refer to Notes 20 and 21 to our consolidated financial statements for the year ended October 31, 2005 on pages 118 to 120 of our 2005 Annual Report.
(b)	The number of shares issuable on conversion is not determinable until the date of conversion.
(c)	Face value is US$300 million.
n/a — not applicable

BMO Financial Group Third Quarter Report 2006     31

Note 9     United States Generally Accepted Accounting Principles

Reporting under United States GAAP would have resulted in the following:

(Canadian $ in millions, except earnings per share figures)	For the three months ended		For the nine months ended
	July 31, 2006	July 31, 2005	July 31, 2006	July 31, 2005
Net Income — Canadian GAAP	$710	$547	$1,967	$1,732
United States GAAP adjustments	(3)	(29)	(42)	(98)

Net Income — United States GAAP	$707	$518	$1,925	$1,634

Earnings Per Share
Basic — Canadian GAAP	$1.41	$1.08	$3.88	$3.42
Basic — United States GAAP	1.39	1.02	3.79	3.22
Diluted — Canadian GAAP	1.38	1.07	3.80	3.35
Diluted — United States GAAP	1.37	1.01	3.72	3.16

Amounts in the above table have been restated to reflect the changes in accounting policy described in Note 2.

Variable Interest Entities
Under United States GAAP we will be required to adopt new accounting guidance which provides additional clarification on how to analyze variable interest entities and their consolidation requirements. The new guidance is effective on August 1, 2006 and we do not anticipate that there will be a material impact to our consolidated financial statements.

Share-Based Payments
During the quarter ended January 31, 2006, we adopted the new United States accounting standard on stock-based compensation prospectively, beginning with the grants issued in the quarter. During the quarter ended July 31, 2006, we retroactively adopted new Canadian accounting guidance on stock-based compensation, which is harmonized with the United States accounting standard (see Note 2). Due to the differences in the methods of adoption, there will continue to be an adjustment to our Consolidated Statement of Income until the stock-based compensation granted prior to November 1, 2005 has been fully amortized.
Note 10     Operating and Geographic Segmentation
Operating Groups
We conduct our business through operating groups, each of which has a distinct mandate. We determine operating groups based on our management structure and therefore our groups and results attributed to our groups may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio.
Beginning in the quarter ended January 31, 2006, we have amended our segment information to include both Personal and Commercial Client Group — Canada and Personal and Commercial Client Group — Chicagoland Banking as reporting segments. Prior period information has been restated to reflect this new reporting basis.
Personal and Commercial Client Group
Personal and Commercial Client Group is comprised of two operating segments — Personal and Commercial Client Group — Canada and Personal and Commercial Client Group — Chicagoland Banking.
Personal and Commercial Client Group — Canada
Personal and Commercial Client Group — Canada (“P&C Canada”) offers a full range of products and services to personal and business clients in Canada through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.
Personal and Commercial Client Group — Chicagoland Banking
Personal and Commercial Client Group — Chicagoland Banking (“P&C Chicagoland Banking”) offers a full range of products and services to personal and business clients in the United States, primarily in the Chicago area and Northwest Indiana, through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.
Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating primarily in Canada and the United States, PCG serves a full range of North American client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. PCG offers its clients a broad range of wealth management products and services, including full-service and direct investing, private banking and investment products, providing the tools they need to accumulate, protect and grow their financial assets.
Investment Banking Group
Investment Banking Group (“IBG”) combines all of our businesses serving corporate, institutional and government clients. In Canada, its client base comprises large corporations and institutions across a broad range of industry sectors. In the United States, it serves middle-market and institutional clients in selected sectors. IBG also serves institutional and government clients in the United Kingdom, Europe and Asia. It offers clients complete financial solutions across the entire balance sheet, including public and private debt and equity underwriting, cash management, corporate lending, securitization, foreign exchange and trade finance. The group also offers financial advisory services in mergers and acquisitions and restructurings, while providing investing clients with research, sales and trading services.
32     BMO Financial Group Third Quarter Report 2006

Corporate Support
Corporate Support includes Technology and Solutions (“T&S”) and the Corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results for Corporate Support include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and our overall asset liability structure.
T&S manages, maintains and provides governance over information technology, real estate, operations services and sourcing for the Bank. The unit focuses on enterprise-wide priorities that improve quality and efficiency.
Operating results for T&S are included with Corporate Support for reporting purposes. However, costs of T&S services are transferred to P&C, PCG, and IBG and only minor amounts are retained in T&S’s results. As such, results for Corporate Support largely reflect operating results of Corporate units.
Corporate Support also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.
Basis of Presentation
The results of these operating groups are based on our internal financial reporting systems. The accounting policies used in these groups are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Notes 1 and 2. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.
Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”). This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate.
Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in net interest income related to the choice of tax-advantaged and taxable investments.
Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Support.
Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Support.
Geographic Information
We operate primarily in Canada and the United States but also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other Countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.
Prior periods have been restated to give effect to the current period’s organization structure and presentation changes.
BMO Financial Group Third Quarter Report 2006     33

Notes to Consolidated Financial Statements
Note 10     Operating and Geographic Segmentation (cont’d)
Our results and average assets, allocated by operating segment, are as follows:

(Canadian $ in millions)
		P&C
	P&C	Chicagoland			Corporate	Total	Teb	Total
For the three months ended July 31, 2006	Canada	Banking	PCG	IBG	Support(1)	(teb basis)(2)	adjustments	(GAAP basis)
Net interest income	$759	$184	$148	$201	$(25)	$1,267	$(33)	$1,234
Non-interest revenue	469	45	329	477	16	1,336	—	1,336

Total Revenue	1,228	229	477	678	(9)	2,603	(33)	2,570
Provision for credit losses	78	8	1	20	(65)	42	—	42
Non-interest expense	676	169	341	387	27	1,600	—	1,600

Income before taxes and non-controlling interest in subsidiaries	474	52	135	271	29	961	(33)	928
Income taxes	129	21	50	70	(38)	232	(33)	199
Non-controlling interest in subsidiaries	—	—	—	—	19	19	—	19

Net Income	$345	$31	$85	$201	$48	$710	$—	$710

Average Assets	$115,777	$21,879	$6,611	$165,473	$4,917	$314,657	$—	$314,657

Goodwill (As At)	$93	$587	$324	$98	$2	$1,104	$—	$1,104

		P&C
	P&C	Chicagoland			Corporate	Total	Teb	Total
For the three months ended July 31, 2005	Canada	Banking	PCG	IBG	Support(1)	(teb basis)(2)	adjustments	(GAAP basis)

Net interest income	$717	$189	$147	$232	$(41)	$1,244	$(30)	$1,214
Non-interest revenue	382	40	332	415	28	1,197	—	1,197

Total Revenue	1,099	229	479	647	(13)	2,441	(30)	2,411
Provision for credit losses	67	8	1	24	(27)	73	—	73
Non-interest expense	614	170	381	374	30	1,569	—	1,569

Income before taxes and non-controlling interest in subsidiaries	418	51	97	249	(16)	799	(30)	769
Income taxes	141	21	34	65	(23)	238	(30)	208
Non-controlling interest in subsidiaries	—	—	—	—	14	14	—	14

Net Income	$277	$30	$63	$184	$(7)	$547	$—	$547

Average Assets	$106,765	$21,911	$7,223	$152,087	$4,839	$292,825	$—	$292,825

Goodwill (As At)	$93	$588	$818	$102	$3	$1,604	$—	$1,604

		P&C
	P&C	Chicagoland			Corporate	Total	Teb	Total
For the nine months ended July 31, 2006	Canada	Banking	PCG	IBG	Support(1)	(teb basis)(2)	adjustments	(GAAP basis)

Net interest income	$2,185	$556	$424	$582	$(124)	$3,623	$(94)	$3,529
Non-interest revenue	1,236	125	1,004	1,565	65	3,995	—	3,995

Total Revenue	3,421	681	1,428	2,147	(59)	7,618	(94)	7,524
Provision for credit losses	235	23	2	60	(160)	160	—	160
Non-interest expense	1,922	503	1,000	1,207	108	4,740	—	4,740

Income before taxes and non-controlling interest in subsidiaries	1,264	155	426	880	(7)	2,718	(94)	2,624
Income taxes	394	63	151	206	(120)	694	(94)	600
Non-controlling interest in subsidiaries	—	—	—	—	57	57	—	57

Net Income	$870	$92	$275	$674	$56	$1,967	$—	$1,967

Average Assets	$113,706	$21,812	$6,490	$158,715	$4,731	$305,454	$—	$305,454

Goodwill (As At)	$93	$587	$324	$98	$2	$1,104	$—	$1,104

		P&C
	P&C	Chicagoland			Corporate	Total	Teb	Total
For the nine months ended July 31, 2005	Canada	Banking	PCG	IBG	Support(1)	(teb basis)(2)	adjustments	(GAAP basis)

Net interest income	$2,088	$548	$430	$780	$(164)	$3,682	$(89)	$3,593
Non-interest revenue	1,123	125	1,034	1,255	89	3,626	—	3,626

Total Revenue	3,211	673	1,464	2,035	(75)	7,308	(89)	7,219
Provision for credit losses	202	23	3	74	(180)	122	—	122
Non-interest expense	1,831	496	1,131	1,105	143	4,706	—	4,706

Income before taxes and non-controlling interest in subsidiaries	1,178	154	330	856	(38)	2,480	(89)	2,391
Income taxes	375	63	117	229	(78)	706	(89)	617
Non-controlling interest in subsidiaries	—	—	—	—	42	42	—	42

Net Income	$803	$91	$213	$627	$(2)	$1,732	$—	$1,732

Average Assets	$104,933	$20,838	$7,112	$157,452	$4,965	$295,300	$—	$295,300

Goodwill (As At)	$93	$588	$818	$102	$3	$1,604	$—	$1,604

(1)	Corporate Support includes Technology and Solutions.
(2)	Taxable equivalent basis — see Basis of Presentation section.
34     BMO Financial Group Third Quarter Report 2006

Our results and average assets, allocated by geographic region, are as follows:
(Canadian $ in millions), Taxable equivalent basis(1)

			Other
For the three months ended July 31, 2006	Canada	United States	Countries	Total
Net interest income	$925	$303	$39	$1,267
Non-interest revenue	1,007	286	43	1,336

Total Revenue	1,932	589	82	2,603
Provision for credit losses	56	(14)	—	42
Non-interest expense	1,129	439	32	1,600

Income before taxes and non-controlling interest in subsidiaries	747	164	50	961
Income taxes	204	46	(18)	232
Non-controlling interest in subsidiaries	14	5	—	19

Net Income	$529	$113	$68	$710

Average Assets	$203,367	$83,083	$28,207	$314,657

			Other
For the three months ended July 31, 2005	Canada	United States	Countries	Total
Net interest income	$868	$323	$53	$1,244
Non-interest revenue	859	298	40	1,197

Total Revenue	1,727	621	93	2,441
Provision for credit losses	56	25	(8)	73
Non-interest expense	1,074	463	32	1,569

Income before taxes and non-controlling interest in subsidiaries	597	133	69	799
Income taxes	193	42	3	238
Non-controlling interest in subsidiaries	8	6	—	14

Net Income	$396	$85	$66	$547

Average Assets	$192,457	$72,409	$27,959	$292,825

			Other
For the nine months ended July 31, 2006	Canada	United States	Countries	Total
Net interest income	$2,608	$908	$107	$3,623
Non-interest revenue	2,941	919	135	3,995

Total Revenue	5,549	1,827	242	7,618
Provision for credit losses	161	—	(1)	160
Non-interest expense	3,361	1,278	101	4,740

Income before taxes and non-controlling interest in subsidiaries	2,027	549	142	2,718
Income taxes	533	181	(20)	694
Non-controlling interest in subsidiaries	41	16	—	57

Net Income	$1,453	$352	$162	$1,967

Average Assets	$199,062	$80,069	$26,323	$305,454

			Other
For the nine months ended July 31, 2005	Canada	United States	Countries	Total
Net interest income	$2,613	$966	$103	$3,682
Non-interest revenue	2,544	958	124	3,626

Total Revenue	5,157	1,924	227	7,308
Provision for credit losses	140	8	(26)	122
Non-interest expense	3,244	1,371	91	4,706

Income before taxes and non-controlling interest in subsidiaries	1,773	545	162	2,480
Income taxes	586	158	(38)	706
Non-controlling interest in subsidiaries	25	17	—	42

Net Income	$1,162	$370	$200	$1,732

Average Assets	$196,786	$73,040	$25,474	$295,300

(1)	Taxable equivalent basis — see Basis of Presentation section.
BMO Financial Group Third Quarter Report 2006     35